Exhibit (a)(18)

SUPPLEMENT TO THE
OFFER TO PURCHASE FOR CASH
INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA
a limited liability company indirectly wholly owned by
TELEFÓNICA, S.A.
Has Increased the Price of Its Offer to Purchase
Any and All of the Outstanding Shares of Series A and Series B Common Stock
from Holders Resident in the United States and
Any and All of the Outstanding American Depositary Shares
of
COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
to
1,100 Chilean Pesos Net Per Series A Share of Common Stock
990 Chilean Pesos Net Per Series B Share of Common Stock
4,400 Chilean Pesos Net Per American Depositary Share
(each representing 4 Shares of Series A Common Stock)

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:00 P.M., NEW YORK CITY TIME, ON OCTOBER 30, 2008, UNLESS THE U.S. OFFER IS EXTENDED.

The following information amends and supplements the Offer to Purchase dated September 17, 2008, as amended and restated on September 19, 2008 (the “Offer to Purchase”) of Inversiones Telefónica Internacional Holding Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (“Purchaser”) and an indirect wholly owned subsidiary of Telefónica, S.A., a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain (“Telefónica” and, together with Purchaser, the “Bidders”), relating to its offer to purchase (1) any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”), and Series B common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”), of Compañía de Telecomunicaciones de Chile S.A. (the “Company”), other than Shares currently owned by Telefónica Internacional Chile S.A. (the parent company of the Purchaser and an indirect wholly owned subsidiary of Telefónica, hereinafter “TICSA”), from all holders of Shares resident in the United States (“U.S. Holders”) and (2) any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, each representing 4 Series A Shares (the “U.S. Offer”). The purchase price will be, in each case, a price in Chilean pesos payable in United States dollars based on the Observed Exchange Rate, as defined below, published in the Official Gazette in Chile on the expiration date of the U.S. Offer. Through a concurrent offer in Chile, Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. Holders (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”).

The Offers are conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration date of the Offers a number of Shares (including Shares represented by ADSs) that, together with the Shares already owned by TICSA, would represent at least 75% of the total number of the outstanding Shares (including Shares represented by ADSs) and (2) the shareholders of the Company (the “Shareholders”) approving bylaw amendments that would, among other things, eliminate the restriction currently contained in the Company’s bylaws that limits to 45% the percentage of Shares that may be owned or voted by one Shareholder, directly or through related persons (the “Bylaw Amendments”), by the affirmative vote of holders of at least 75% of the Shares with voting rights, including Shares represented by ADSs, at a special meeting of the Shareholders requested by certain shareholders of the Company holding more than 10% of the Company’s Shares, namely AFP Capital S.A., AFP Cuprum S.A., and AFP Provida S.A., for such purpose (the “Second Shareholder Meeting”).

Upon consummation of the Offers, Purchaser and its affiliates intend, if permitted by applicable laws and rules of U.S. authorities and the stock exchanges, and depending on the level of acceptance of the Offers, to cause the Company to (1) delist the ADSs from the New York Stock Exchange, (2) suspend the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until termination of registration thereunder, (3) terminate the registration of the Shares and ADSs under the Exchange Act and (4) terminate the Company’s ADS facility.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “Commission”), or any state securities commission, the Superintendencia de Valores y Seguros (the “SVS”) or the securities regulatory authorities of any other jurisdiction, nor has the Commission, or any state securities commission, the SVS or the securities regulatory authorities of any other jurisdiction passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The date of this Supplement to the Offer to Purchase is October 21, 2008.

IMPORTANT

Tenders by Holders of Shares:  Any U.S. Holder of Shares desiring to tender all or any portion of the Shares owned by such holder in the U.S. Offer should either: (1) complete and sign the original or revised Form of Acceptance (or a copy thereof, provided the signature is original) in accordance with the instructions in the original or revised Form of Acceptance and mail or deliver, together with the título(s) (certificate(s) of title) and a certificate from the share department of the Company or the Depósito Central de Valores (“DCV”), as the case may be, evidencing rights to such tendered Shares free and clear of liens, pledges and encumbrances and all other required documents to Santander Investment S.A. Corredores de Bolsa as depositary agent of Inversiones Telefónica Internacional Holding Limitada for the Shares in the U.S. Offer (the “Share Depositary”), at the address appearing on the back cover page of the Offer to Purchase and this Supplement, or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The U.S. Offer — Section 3 — Procedures for Accepting the U.S. Offer — Holders of Shares” of the Offer to Purchase, or (2) cause such holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder. Any holder of Shares whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender such Shares.

Tenders by Holders of ADSs:  Any holder of ADSs desiring to tender all or any portion of the ADSs owned by such holder should either: (1) complete and sign the original or revised ADS Letter of Transmittal (or a copy thereof, provided the signature is original) in accordance with the instructions in the original or revised ADS Letter of Transmittal and mail or deliver it together with the American Depositary Receipts (“ADRs”) evidencing such tendered ADSs and all other required documents to Citibank, N.A., as depositary agent of Inversiones Telefónica Internacional Holding Limitada for the ADSs in the U.S. Offer (the “U.S. Depositary”), at the address appearing on the back cover page of the Offer to Purchase and this Supplement, or tender such ADSs pursuant to the procedures for book-entry transfer set forth in “The U.S. Offer — Section 4 — Procedures for Accepting the U.S. Offer — Holders of ADSs” of the Offer to Purchase, or (2) cause such holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder; or (3) comply with the guaranteed delivery procedures set forth in “The U.S. Offer — Section 4 — Procedures for Accepting the U.S. Offer — Holders of ADSs” of the Offer to Purchase. Any holder of ADSs whose ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender such ADSs.

Any holder of ADSs who desires to tender ADSs and whose ADRs evidencing such ADSs are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such ADSs by following the procedures for guaranteed delivery set forth in “The U.S. Offer — Section 4 — Procedures for Accepting the U.S. Offer — Holders of ADSs” of the Offer to Purchase.

Tenders by Holders of Shares and/or ADSs Before the Increase in the U.S. Offer Price:  Stockholders who have already tendered Shares and/or ADSs pursuant to the U.S. Offer and who have not withdrawn such Shares and/or ADSs need not take any further action to receive the increased U.S. Offer Price of 1,100 Chilean pesos per Series A Share, 990 Chilean pesos per Series B Share and 4,400 Chilean pesos per ADS, if Shares and ADSs are accepted and paid for by the Purchaser pursuant to the U.S. Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

Settlement of U.S. Offer Price:  The purchase price for each of the Series A Shares and the Series B Shares and the purchase price for ADSs accepted for payment pursuant to the U.S. Offer will, in each case, be paid in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile, pursuant to No. 6 of Chapter I of the International Exchange Rules Compendium of the Central Bank of Chile (the “Observed Exchange Rate”) on the expiration date of the U.S. Offer. All tendering holders will bear exchange rate risks and costs if they wish to convert the currency received into another currency.

Copies of the Offer to Purchase, this Supplement, and the related revised Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery or any other tender offer materials must not be mailed to or otherwise distributed or sent in, into or from any country where such distribution or offering would require any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof. Persons into whose possession this document comes are required to inform themselves about and to observe any such laws or regulations. Neither the Offer to Purchase nor this Supplement may be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at the telephone number set forth on the back cover of the Offer to Purchase and this Supplement. Additional copies of the Offer to Purchase, this Supplement, the related revised Form of Acceptance, the revised ADS Letter of Transmittal, the revised ADS Notice of Guaranteed Delivery and other tender offer documents may be obtained free of charge from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees.

All references to “U.S. dollars,” “$” and “U.S.$” are to the currency which is currently legal tender in the United States and all references to “Chilean pesos,” “pesos,” and “Ch$” are to the currency which is currently legal tender in the Republic of Chile.

i

SUMMARY TERM SHEET

Inversiones Telefónica Internacional Holding Limitada (“Purchaser”) is amending its offer to purchase (1) any and all of the outstanding Series A and Series B Shares, other than Series A and Series B Shares currently owned by Telefónica Internacional Chile S.A. (the parent company of Inversiones Telefónica Internacional Holding Limitada and an indirect wholly owned subsidiary of Telefónica, hereinafter “TICSA”), from all holders of Shares resident in the United States from 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, respectively, and (2) any and all of the outstanding American Depositary Shares of the Company, each representing 4 Series A Shares, from 4,000 Chilean pesos per American Depositary Share to 4,400 Chilean pesos per American Depositary Share, in each case payable in United States dollars based upon the Observed Exchange Rate published in the Official Gazette in Chile on the expiration date of the U.S. Offer, net to the seller in cash and without any interest, and upon the terms and subject to the conditions set forth in the Offer to Purchase, this supplement to the Offer to Purchase (this “Supplement”) and the related revised Form of Acceptance, revised ADS Letter of Transmittal and revised ADS Notice of Guaranteed Delivery. In addition, the expiration date of the U.S. Offer has been extended to 11:00 p.m., New York City time, on October 30, 2008. The Observed Exchange Rate is the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile, pursuant to No. 6 of Chapter I of the International Exchange Rules Compendium of the Central Bank of Chile. We refer to a holder of Shares resident in the United States as a “U.S. Holder,” to the American Depositary Shares of the Company as “ADSs” and to the offer made in the Offer to Purchase and the related original and revised Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery as the “U.S. Offer.” The following are answers to some of the questions you, as a U.S. Holder of Shares and/or a holder of ADSs, may have about these amendments.

We urge you to read carefully the Offer to Purchase, the remainder of this Supplement and the related revised Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery because the information in this summary term sheet does not contain all of the information you should consider before tendering your Shares and/or ADSs. Additional important information is contained in the remainder of this Supplement to the Offer to Purchase and in the related revised Form of Acceptance, revised ADS Letter of Transmittal and revised ADS Notice of Guaranteed Delivery.

How have you amended the U.S. Offer?

The U.S. Offer has been amended to increase the offer prices from 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, respectively, and from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS. These Share prices represent a premium for the holders of Shares of 10% for Series A Shares and 10% for Series B Shares to the original offering prices and a premium of 31.8% for Series A Shares and 18.8% for Series B Shares to the average closing price of your Shares, as calculated according to the applicable Chilean regulations, prior to the announcement of the Offers. The increased ADS price represents a premium for holders of ADSs of 10% for ADSs to the original offering prices calculated in Chilean pesos.

In addition, the expiration date of the U.S. Offer has been extended to 11:00 p.m., New York City time, on October 30, 2008 from the original expiration date of 11:00 p.m., New York City time, on October 16, 2008. See “The U.S. Offer — Section 1 — Terms of the U.S. Offer” in this Supplement.

One of the conditions to the U.S. Offer has been amended to provide that Purchaser may terminate or amend the U.S. Offer and may postpone the acceptance of any payment for the Shares and ADSs if at any time on or after the date of this Supplement and prior to the Expiration Date, there has been measured during the duration of the Offers any decline in the Indice de Precios Selectivos (“IPSA”) greater than 37.5%. Initially, this condition required that there has not been a decline of greater than 25%. See the section of this Supplement entitled “The U.S. Offer — Section 12 — Certain Conditions of the U.S. Offer.”

If I already tendered my Shares and/or ADSs in the Offers, do I have to do anything now?

No, you do not have to take any action regarding any Shares and/or ADSs you have validly tendered and not withdrawn. If the U.S. Offer is completed, these Shares and/or ADSs will be accepted for payment and you will receive the increased U.S. Offer Price of 1,100 Chilean pesos per Series A Share, 990 Chilean pesos per Series B Share and 4,400 Chilean pesos per ADS without the need for further action on your part.

When will the Second Shareholder Meeting be held?

A second special meeting of the Shareholders of the Company (the “Second Shareholder Meeting”) is expected to be held on October 28, 2008. In order to vote Series A Shares and Series B Shares in favor of the Bylaw Amendments, holders of Series A Shares and Series B Shares must either (a) appear in person at the Second Shareholder Meeting and vote their Shares, or (b) complete and deliver the power of attorney included with the Company’s notice of the Second Shareholder Meeting, in accordance with the instructions set forth therein. Holders of ADSs who desire to vote on the Bylaw Amendments and who have questions as to voting procedures should contact Citibank, N.A., as depositary of the ADSs in the U.S. Offer (the “U.S. Depositary”). See the “Introduction” and “Consent to Bylaw Amendments” to this Supplement.

Has the expiration date of the U.S. Offer been changed?

Yes. The expiration date of the U.S. Offer has been extended to 11:00 p.m., New York City time, on October 30, 2008. See “The U.S. Offer — Section 1 — Terms of the U.S. Offer” in this Supplement.

How long do I have to decide whether to tender in the U.S. Offer?

You will have until 11:00 p.m., New York City time (“NYT”), on October 30, 2008, to decide whether to tender your Series A Shares, Series B Shares and/or ADSs in the U.S. Offer, unless the U.S. Offer is extended. The Chilean Offer will expire at 12:00 a.m., Chilean time, October 30, 2008, which corresponds to 11:00 p.m. NYT due to daylight savings time in Chile. Further, if you own ADSs and cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. There is no guaranteed delivery procedure for the tendering of Series A Shares or Series B Shares into the U.S. Offer. See “The U.S. Offer — Section 1 — Terms of the U.S. Offer,” “The U.S. Offer — Section 3 — Procedures for Accepting the U.S. Offer — Holders of Shares” and “The U.S. Offer — Section 4 — Procedures for Accepting the U.S. Offer — Holders of ADSs” in this Offer to Purchase.

Do you have the financial resources to make payment?

The amount of funds needed in connection with the Offers to purchase all of the Series A Shares, Series B Shares and ADSs that TICSA does not already own and to pay related fees and expenses will be approximately Ch$575,610 million or US$942 million, based on the Observed Exchange Rate on October 10, 2008. Neither the U.S. Offer nor the Chilean Offer is conditioned upon any financing arrangements. Telefónica, directly or through its subsidiaries, currently intends to provide Purchaser with the necessary funds through a combination of intercompany loans and/or capital contributions. Telefónica intends to obtain such funds from available working capital. See “The U.S. Offer — Section 10 — Source and Amount of Funds” in this Supplement.

When and how will I be paid for my tendered Shares and/or ADSs?

The first paragraph in this subsection of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated as follows:

“Subject to the terms and conditions of the U.S. Offer, we will pay for all Series A Shares, Series B Shares and ADSs validly tendered and not properly withdrawn promptly after the later of the expiration date of the U.S. Offer and upon the satisfaction or waiver by us of all conditions to the Offers set forth in “The Offers — Section 12 — Certain Conditions of the Offers” in this Offer to Purchase and Supplement, and in any case pursuant to applicable Chilean law or practice.”

Do I have statutory appraisal rights?

The answer in this subsection of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated as follows:

“Chilean corporations law does not provide for appraisal rights in connection with tender offers. However, pursuant to Chilean corporations law, if Purchaser gains possession of two-thirds or more of the Shares, Purchaser will be obligated to extend a second tender offer for any outstanding Shares not already owned by Purchaser. The price to be offered in any such subsequent mandatory tender offer may not be inferior to the price equal to the average trading price of the Shares over the two months preceding such subsequent tender offer (the “Minimum Price”). The Minimum Price will likely be lower than the offer price in the Offers. If required by Chilean law, Purchaser intends to launch such a subsequent tender offer in Chile and in the United States.”

Who can I talk to if I have questions about the U.S. Offer?

You can call D.F. King & Co., Inc., our Information Agent for the U.S. Offer, toll free at (800) 859-8511. See the back cover of the Offer to Purchase and this Supplement.

To:	U.S. Holders of Series A and Series
B Shares of Common Stock and Holders
of American Depositary Shares of
Compañía de Telecomunicaciones de
Chile S.A.

INTRODUCTION

The following information amends and supplements the Offer to Purchase, dated September 17, 2008 (as amended and restated on September 19, 2008, the “Offer to Purchase”) of Inversiones Telefónica Internacional Holding Limitada (“Purchaser”), a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws of the Republic of Chile and an indirect wholly owned subsidiary of Telefónica, S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain with its corporate seat located in Madrid (“Telefónica” and, together with Purchaser, the “Bidders”). The Purchaser hereby offers to purchase (1) any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”), and Series B shares of common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”), of Compañía del Telecomunicaciones de Chile S.A., a publicly traded stock corporation organized and existing under the laws of the Republic of Chile (the “Company”), other than Shares currently owned by Telefónica Internacional Chile S.A., a corporation organized and existing under the laws of the Republic of Chile, the parent company of Purchaser and wholly owned by Telefónica (“TICSA”), from all holders of Shares resident in the United States (the “U.S. Holders”) for 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share and (2) any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, each representing four Series A Shares, for 4,400 Chilean pesos per ADS, in each case payable in United States dollars based upon the Observed Exchange Rate published in the Official Gazette in Chile on the Expiration Date, net to the seller in cash and without interest thereon and subject to any required withholding of taxes (the “U.S. Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement and in the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery (which, as the same may be amended and supplemented from time to time, constitute the “U.S. Offer”).

Concurrent with the U.S. Offer, Purchaser is offering to purchase from all holders of Shares (including Shares held by U.S. Holders) any and all of the outstanding Shares, other than Shares currently owned by TICSA, for 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, net to the seller in cash and without interest and subject to any required withholding of taxes (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”). The Chilean Offer will be made on substantially the same terms as the U.S. Offer, but will be governed by Chilean law. Except as otherwise required by applicable law and regulations, the Telefónica Group intends to consummate the U.S. Offer concurrently with the Chilean Offer.

Except as otherwise expressly set forth in this Supplement and in the related revised ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery, the terms and conditions previously set forth in the Offer to Purchase and the related original ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery remain applicable to the U.S. Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase. Capitalized terms used herein and not otherwise expressly defined shall have the meaning set forth in the Offer to Purchase. As used herein, the term “Original U.S. Offer” shall mean Telefónica’s and Purchaser’s original offer to pay 1,000 Chilean pesos per Series A Share, 900 Chilean pesos per Series B Share and 4,000 Chilean pesos per ADS pursuant to the Offer to Purchase and the related original ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery.

Procedures for tendering Shares and ADSs are set forth in Sections 3 and 4 of the Offer to Purchase, as supplemented by Section 3 and 4 of this Supplement. Tendering stockholders may continue to use the original ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery circulated with this Supplement. Although the ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the U.S. Offer and will receive the increased U.S. Offer Price per Share or per ADS described in this Supplement, if Shares and ADSs are accepted for payment and paid for by Purchaser pursuant to the Offer.

Stockholders who have already tendered Shares and/or ADSs pursuant to the Original U.S. Offer using the previously distributed ADS Letter of Transmittal, Form of Acceptance or ADS Notice of Guaranteed Delivery and who have not withdrawn such Shares and/or ADSs need not take any further action in order to receive the increased U.S. Offer Price of 1,100 Chilean pesos per Series A Share, 990 Chilean pesos per Series B Share and 4,400 Chilean pesos per ADS if Shares and ADSs are accepted for payment and paid for by the Purchaser pursuant to the U.S. Offer, except as may be required by the ADS Guaranteed Delivery procedure if such procedure was utilized. The U.S. Offer will expire at 11:00 p.m., New York City time, on October 30, 2008, unless otherwise extended.

The Offer to Purchase, this Supplement and the related revised ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery contain important information and should be read carefully in their entirety before any decision is made with respect to the U.S. Offer.

CONSENT TO BYLAW AMENDMENTS

The section of the Offer to Purchase entitled “Consent to Bylaw Amendments” is hereby amended and supplemented by adding the following paragraph after the fifth paragraph of such section:

“On October 11, 2008, certain shareholders of the Company holding more than 10% of the Company’s Shares, namely AFP Capital S.A., AFP Cuprum S.A., and AFP Provida S.A., requested the Second Shareholder Meeting to vote on the Bylaw Amendments.

At the Second Shareholder Meeting, the Shareholders will consider amending the Bylaws to eliminate Articles 1o bis; 5o bis; 17 bis; 24 bis; 28, 32 bis; 33 bis; 40 bis; 45 bis; 47 bis and 51 bis and any other article making reference to Decree Law 3,500 (the “Bylaw Amendments”).”

SPECIAL FACTORS

  Background to the Offers

Recent Discussions and Related Events

The subsection entitled “Recent Discussions and Related Events” of the section of the Offer to Purchase entitled “Special Factors — Background to the Offers” is hereby amended and restated in its entirety as follows:

“In recent years, Telefónica has continually sought to enhance its strategic position on a global scale. To that end, Telefónica has considered various means through which to increase its ownership stake in each of its Latin American affiliates — including, but not limited to, the Company — and across each of its lines of business.

In that regard, Telefónica launched exchange offers in 2000 to increase its ownership stake in several of its then-existing Latin American subsidiaries based in Argentina, Brazil and Peru. Because of, inter alia, the regulatory regime and market conditions in Chile at that time, the Company determined not to commence any such exchange offers with respect to its Chilean subsidiaries. Nevertheless, since the time of its series of exchange offers effected in 2000, Telefónica has, from time to time, revisited generally the possibility of increasing its ownership stake in the Company.

In February 2008, Telefónica renewed its focus on the Company and began to consider its options for increasing its position in the subsidiary’s stock. In the following months, Telefónica was approached by a number of investment banks proposing a variety of transactions, some of which involved the Company. Telefónica did not pursue any discussions with any of the investment banks regarding any of the proposals relating to the Company. Throughout February and March 2008, Telefónica began evaluating internally a potential increase in its ownership stake in the Company and informally consulted with legal counsel regarding (i) the implications of a potential dual tender offer in the U.S. and in Chile to acquire additional Shares of the Company, and (ii) the U.S. and Chilean legal and regulatory rules governing such prospective transactions.

On March 12, 2008, the management of Telefónica met to discuss the potential transaction. However, on March 13, 2008, Telefónica decided to abandon its preliminary analyses in connection with the potential tender offer.

In June 2008, Telefónica formally retained Guerrero, Olivos Novoa y Errazuriz as its Chilean legal advisor and Dewey & LeBoeuf LLP as its U.S. legal advisor in connection with the potential tender offer. During this time, Telefónica held several discussions with its legal advisors regarding the proposed transaction and consulted with PricewaterhouseCoopers Chile, its tax advisor, for advice regarding the potential tax consequences related to the proposed transaction.

Also during the month of June, Telefónica continued to evaluate internally the potential timing and structure of the proposed tender offer.

On July 1, 2008, the finance officers of Telefónica met to discuss the progress and current status of the various internal analyses. Thereafter and throughout the month of July, Telefónica continued to finalize the structure of the proposed offer and complete its internal analyses.

On July 24, 2008, Telefónica met with its Chilean legal advisor in Madrid, Spain, to further analyze the implications of Chilean law in connection with the proposed tender offer, and to discuss timing issues. On July 29, 2008, Telefónica met with its U.S. and Chilean legal advisors in New York, to discuss, among other things, the timing and structure of the proposed offer and related filings, as well as legal and regulatory issues arising in connection with the transaction, both in the U.S. and in Chile.

During the month of August, Telefónica and its legal advisors prepared drafts of the necessary documents required in connection with the proposed transaction.

On September 1, 2008, Telefónica retained Santander Investment Chile Limitada to act as its financial advisor (the “Financial Advisor”), and mainly to assist Telefónica in connection with the definitive selection and implementation of the best alternative to pursue its objective of increasing its ownership in the Company. Telefónica retained the Financial Advisor based on the Financial Advisor’s expertise, reputation and familiarity with Latin American transactions and familiarity with Chilean equity markets and investors, as the Financial Advisor is the largest commercial bank in Chile.

Telefónica did not request, and was not provided with, an appraisal of the assets and liabilities of the Company or an opinion with regards to the fairness, from a financial point of view, of the consideration to be paid in the U.S. Offer.

In early September, the Financial Advisor provided the management of Telefónica with certain discussion materials analyzing the proposed tender offer. Such materials are summarized below under the caption “Discussion Materials Prepared by the Financial Advisor.” Telefónica’s management continued to consider methods of achieving Telefónica’s strategic goals and conclusively decided to structure the potential transaction as a dual cash tender offer, in both the United States and in Chile, for 100% of the outstanding Shares of the Company, other than Shares currently owned by the Telefónica Group. The reasons for structuring the acquisition as a cash tender offer included:

•	A cash tender offer provides simplicity for the selling shareholders and the target company;

•	The cost-effectiveness for the Bidders, in terms of relatively fast and simple execution of a tender offer; and

•	The fairness, from a financial point of view, of the prices offered, after consideration of the different factors set forth below under the caption “Fairness of the Offers.”

Accordingly, Telefónica focused on a cash tender offer structure from the outset. Other structures that could have permitted Telefónica to increase its ownership interest in the Company were deemed impractical due to legal and cost considerations.

On September 5, 2008, the Executive Committee of the Board of Directors of Telefónica (the “Executive Committee”), having consulted with management, authorized the U.S. Offer and the Chilean Offer, subject to satisfaction of the applicable legal and regulatory conditions. The decision to launch the transaction at that time was based upon management’s business judgment that the additional investment in the Company was attractive relative to Telefónica’s other global investment opportunities, the availability of cash to make the Offers and the belief that pension fund investors would be receptive to a tender offer.

On September 11, 2008, Telefónica publicly announced its intention to effect a tender offer for all of the outstanding Shares of the Company through a press release, filed on Schedule TO-C with the Commission in the United States and with the Chilean Market Regulator (Superintendencia de Valores y Seguros, the “SVS”) in Chile.

On September 17, 2008, Telefónica launched the Offers by publishing a summary advertisement for the U.S. Offer in The Wall Street Journal and by filing with the SEC and the SVS the documentation required in connection with the Offers.

On October 7, 2008, the Company held the Extraordinary Meeting of the Shareholders to vote on the Bylaw Amendments. The Shareholders failed to adopt the Bylaw Amendments.

Between October 8 and October 11, 2008, Purchaser, together with its Financial Advisor, discussed with certain shareholders, namely AFP Capital S.A., AFP Cuprum S.A., Plan Vital S.A., Habitat S.A. and AFP Provida S.A., the possibility of an increase in the offer prices. On October 11, 2008, following discussions with such pension funds, Purchasers decided to increase the offer prices and extend the offer until October 30, 2008, and AFP Capital S.A., AFP Cuprum S.A. and AFP Provida S.A. (collectively, the “Pension Funds”) requested that the Board of Directors of the Company call a new special meeting of Shareholders. There is no written or oral agreement or understanding between the Bidders and the Pension Funds, Plan Vital S.A. or Habitat S.A. as to (i) how the Pension Funds will vote on the Bylaw Amendments at the Second Shareholders Meeting and (ii) whether the Pension Funds will tender their Shares.

On October 13, 2008, Bidders announced an increase in the offer prices from 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, respectively, and from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS. Telefónica also announced that, in connection with the increase in the offer prices, the offering period would be extended to 11:00 p.m., New York City time, on October 30, 2008.”

Discussion Materials Prepared by the Financial Advisor

The following is a summary of certain discussion materials prepared by the Financial Advisor and provided to Telefónica’s management. The Board was not provided with such discussion materials and did not rely upon these materials for purposes of deciding upon the structure, price or reasons for pursuing the Offers. The discussion materials summarized below include information presented in tabular format. In order to fully understand the summary of discussion materials, the tables must be read in context with each summary. Considering the data set forth below without taking into account the full narrative description of the discussion materials could create a misleading or incomplete interpretation of such materials.

Historical Performance of Shares.  The Financial Advisor reviewed trading prices for the Shares prior to the announcement by the Bidders of the Offers for the Shares and ADSs not owned by Telefónica and its affiliates as of September 2008. This share price performance review indicated that for the six-month period ended September 2, 2008 (the last trading day before the date the discussion materials were prepared), the average price for the Series A Shares on the Santiago Stock Exchange on the days that the Shares traded was 832 Chilean pesos per Series A Share.

Price per Share
(Ch$)

September 2, 2008 closing price	747
30 day average	727
90 day average	758
180 day average	832
3 year average	1073

Selected Comparable Public Company Analysis.  The Financial Advisor compared certain financial information, ratios and public market multiples for the Company to the corresponding data for the following six publicly traded telecommunications groups in Latin America based on publicly available information:

		Market Cap	EV/EBITDA		P/E
Company	Country	(US$ Bn)	2008F	2009F	2008F	2009F

Telmex Mexico	Mexico	23.3	5.5x	5.5x	10.2x	9.8x
Telesq PN	Brasil	14.1	4.0x	3.9x	9.6x	8.9x
Media Tier I			4.7x	4.7x	9.9x	9.4x
Axtel	Mexico	1.4	4.8x	4.3x	24.2x	23.5x
Telmex Internacional	Mexico	13.1	7.0x	6.5x	18.3x	16.7x
Brasil Telecom	Brasil	7.3	3.9x	3.7x	13.4x	11.0x
Telemar	Brasil	8.9	3.5x	3.4x	7.3x	6.6x
Media Tier II			4.8x	4.4x	15.8x	14.5x
Media Wireline LatAm			4.8x	4.5x	13.8x	12.8x
CTC	Chile	1.4	3.9x	3.9x	52.0x	28.6x

The Financial Advisor chose the selected companies because they are publicly traded companies that the Financial Advisor, for purposes of its discussion materials, considered reasonably similar to the Company because these companies operate in the telecommunications industry in Latin America. These public companies may significantly differ from the Company in terms of, among other things, size of the companies, geographic coverage of operations and the particular segments of the telecommunications industry in which the companies focus. The Financial Advisor excluded telecommunication groups that were not comparable and non-telecommunication groups. The Financial Advisor utilized figures publicly available as of September 2, 2008 and the most recent equity research reports for estimates for 2008 and 2009 for the comparable public companies.

The Financial Advisor reviewed, among other information, the comparable companies’ multiples of enterprise value, referred to as EV, which consists of the market value on a fully-diluted basis of a particular company’s equity plus total debt outstanding and minority interests of the particular company, minus cash, cash equivalents and marketable securities. The Financial Advisor reviewed the Enterprise Value (“EV”) as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the comparable companies for the fiscal years 2008 and 2009.

The Company comparable companies analysis resulted in the following multiples, as of September 2008:

Multiple Analysis	Multiples

EV/EBITDA- 2008F	4.8x
EV/EBITDA- 2009F	4.5x

Premiums Paid Analysis.  The Financial Advisor reviewed certain purchase price per share premiums paid in seventeen tender offers in Chile since April 1998. Some of those tender offers may have involved a change of control, and, therefore, control premium. The Financial Advisor calculated the implied premium offered by the Bidders for the

Company’s Shares, utilizing the average closing Share prices for the last 30 and 90 day periods prior to the announcement of the Offers. The results of the analysis are set forth in the following table:

Target	Acquirer	30 Day Premium	90 Day Premium

Compañia Chilena de Tabacos	Inversiones Precis	30%	30%
Empresas Pizarrreño	Etex Latinamérica	15%	25%
Chilectra	Enersis S.A.	16%	13%
Emelsa	PP&L	6%	5%
Emelat	PP&L	18%	14%
Eliqsa	PP&L	14%	17%
Emelari	PP&L	29%	26%
Elecda	PP&L	21%	17%
Endesa Chile	Enersis S.C	60%	71%
Enersis	Endesa España	25%	34%
Santangrup	Santander	33%	53%
Esval-A*	OTTP	11%	16%
Paris*	Cencosud	28%	34%
Chilesat Corp S.A.*	Redes Óptica S.A.	−48%	−56%
Laboratorio Chile S.A.*	Ivax Corp.	14%	25%
Gener S.A.*	Aes Corp.	1%	3%
Gener S.A.*	Aes Corp.	37%	33%

*	not a going-private transaction by a controlling shareholder

The average premium paid in going-private transactions from controlling shareholders in Chile over the last 30 trading days is 24% and for the last 90 trading days is 28%.

Discounted Cash Flow Analysis.  The Financial Advisor performed a discounted cash flow analysis, based on information reported by Morgan Stanley, UBS and Deutsche Bank in their research analysis on CTC.

In conducting its discounted cash flow analysis, the Financial Advisor used the financial projections performed by those analysts. The Financial Advisor used the unlevered after-tax cash flows generated over the period covered by the financial projections provided by the analysts, adjusted by the Financial Advisor based on its industry experience and judgment. The Financial Advisor calculated a residual or terminal value for the Company based upon growth perpetuity of 1% calculated on unlevered after-tax free cash flow of the Company. The unlevered after-cash flows and terminal values were discounted using a discount rate of 9.6% based on the Company’s weighted average cost of capital.

The results of the discounted cash flow analysis are presented in the table below:

	Price per Share	Implied Premium for the Company
Discounted Cash Flow	(Ch$)	at Ch$747 per Share

Discounted cash flow	1,042	39%

In addition to the foregoing, the discussion materials presented to management included an overview of the current Shareholders, other than Telefónica and its affiliates, and a suggested timeframe for the transaction, as well as certain strategic considerations such as marketing and advertising.

While certain sections of the discussion materials prepared by the Financial Advisor address a possible integration of the Company’s business with Movistar, a subsidiary of Telefónica, these sections were not requested by Telefónica and (i) were not taken into account in the preparation of the terms of the Tender Offer, (ii) were not provided to the Board of Directors of Telefónica or to the Executive Committee and (iii) may be misleading to Shareholders as they could be misinterpreted as a statement of the future plans of the Telefónica Group. The decision to launch the Offers was made by the Executive Committee of Telefónica on September 5, 2008.

The Telefónica Group, except as disclosed in the Offer to Purchase, does not have any present plans or proposals that would result in (a) any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (b) any change in the current Board of Directors or management of the Company (including any plans or proposals to change the number or term of directors, to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer), except any change in the Board of Directors resulting from Telefónica increasing its stake in the Company after the Offers or (c) any other material changes to the Company’s current dividend rate or policy on indebtedness, capitalization or corporate structure or business.

Fairness of the Offers

The discussion set forth in the section “Special Factors — Fairness of the Offers” of the Offer to Purchase is hereby amended and supplemented as follows:

“The Telefónica Group believes that the Offers are fair to holders of Shares and ADSs other than TICSA. In making this determination, the Telefónica Group considered the following factors:

•	Premium to Market Price. The premium represented by the difference between the increased U.S. Offer Price and recent trading prices of the Shares and ADSs gives holders of Shares and ADSs the opportunity to sell all or a portion of their Shares and ADSs at:

•	a premium of approximately 22% over the closing price of Ch$900 per Series A Share and a premium of approximately 13% over the closing price of Ch$880 per Series B Share on the Santiago Stock Exchange on October 10, 2008 (the last trading day on the Santiago Stock Exchange prior to the announcement of the increase in the U.S. Offer Price), a premium of approximately 32% and 19% for Series A and Series B Shares, respectively, calculated according to the applicable Chilean regulations (the volume-weighted average of the daily VWAP (volume weighted average price) of the three Chilean exchanges (Santiago, Valparaiso and Electronica), for the period between the 30th and 90th day before the Expiration Date). The average prices, calculated according to this methodology, are Ch$834.4 per Series A Share, and Ch$833.4 per Series B Share; and

•	a premium of approximately 29%, based on the Observed Exchange Rate published on October 10, 2008, over the closing price per ADS of U.S.$5.60 on the New York Stock Exchange (the “NYSE”) on October 10, 2008 (the last trading day on the NYSE prior to the announcement of the increase in the U.S. Offer Price).

•	Premium to Net Book Value. The increased U.S. Offer Price represents a premium of approximately 18% over the net book value per Series A Share of Ch$933.65.

•	Uncertainties of the Company’s Prospects and Future Operating Results. The Company’s prospects and future operating results are subject to risks, uncertainties and other factors including, but not limited to:

•	Chilean Economic Conditions. Nearly all of the Company’s customers are Chilean companies or individuals, and substantially all of the Company’s operations are located in Chile. For these reasons, the results of the Company’s operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunications industry has been tied to the state of Chile’s economy, particularly levels of consumer spending and demand. An economic slowdown may negatively affect the Company’s business through a decrease in demand and higher customer nonpayment levels.

•	Changes in Interest Rates. Chile has experienced changes in interest rates in the past, which could adversely affect the Company’s financial condition and results of operations.

•	Changes in Inflation Rates. Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and the Company’s financial condition and results of operations.

•	Increased Competition and Changes in Marketing Methods Utilized by Competitors. The Company faces intense competition in every aspect of its business, ranging from existing operators and consolidation to new entrants.

•	Changes in Technology. The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology and the related introduction of new products and services. There can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources on the development or implementation of new competitive technologies.

•	The Behavior of Other Market Participants. The Company faces intense competition in every aspect of its business, ranging from existing market participants to new entrants.

•	Changes in Regulation. Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area. New regulations or changes in other existing regulatory model may also adversely affect the Company’s businesses.

•	Changes in Currency Valuation. Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. Currency devaluations and fluctuations in exchange rates, in particular the Chilean peso and other currencies in which the Company’s assets, liabilities and operating results are denominated, including U.S. dollars, may adversely affect the Company’s business.

The Bidders considered all of the above risks and uncertainties applicable to telecommunications companies conducting business in Chile, without attributing greater weight to one above the others. Based on the foregoing considerations, the Bidders believe that, although they will receive all or substantially all of the benefits of any actual improvements in the earnings of the Company in the future if the Offers are completed, the Bidders will also bear all or substantially all of the risk of the Company going forward, including the risk that improvements in the Company’s earnings will not materialize as a result of new conditions or developments affecting the Company and the continued severe volatility of general market and economic conditions. In particular, there has been significant uncertainty in financial markets generally and a substantial decline in the equity markets, both in the United States and in Chile. Accordingly, by extending the Offers at this time, the Bidders believe that they are offering Shareholders a fair price considering the premiums being offered and the uncertainty for Shareholders as to whether maintaining or increasing a current investment in the Company would prove in the future to be their optimal investment strategy.

•	Current Market Prices. The prices initially offered for the Series A Shares and for the Series B Shares represented premiums of 25% and 29%, respectively, over the closing prices on the Santiago Stock Exchange on September 11, 2008 (the last trading day on the Santiago Stock Exchange prior to the announcement of the Offers). Also, the increased U.S. Offer Price offered for the Series A Shares (Ch$1,100) and for the Series B Shares (Ch$990) represent premiums of approximately 22% and 13% for Series A Shares and Series B Shares, respectively, over the closing prices of the last trading day prior to the announcement on October 13, 2008 of the increase in the U.S. Offer Price.

•	Historical Market Prices. A premium of approximately 32% for the Series A Shares and 19% for the Series B Shares was applied to the share price, calculated according to the applicable Chilean regulation: the volume-weighted average of the daily VWAP (volume weighted average price) of the three Chilean exchanges (Santiago, Valparaiso and Electronica), for the period between the 30th and 90th day before the Expiration Date. The Shares and ADSs frequently traded at prices above the U.S. Offer Price in 2007 and 2006. However, over the last 24-month period the Series A Shares, Series B Shares and ADSs have declined 16.1%, 17.16% and 15.5%, respectively, and, in the last 12 months, 27.4%, 30% and 28%.

•	Going Concern Value. A wide range of analyst reports were considered to reflect the market expectations for future cash flows.

In evaluating the fairness of the offer prices to be offered pursuant to the Offers, the Telefónica Group did not take into account the following factors, for the reasons explained below:

•	Financial Advisor Materials. Financial Advisor discussion materials were not considered by Telefónica with regard to the fairness of the Offers because the Financial Advisor’s role in the transaction is mainly to assist in maximizing acceptance of the Offers by investors and not to evaluate or give an opinion regarding the fairness of the Offers.

•	Net Book Value. The net book value of the Company was not considered because the Telefónica Group does not deem this to be reflective of the real market value of the Company. The book value of the assets does not reflect the expected future cash flows.

•	Liquidation Value. The liquidation value of the Company was not considered because the Company will continue to operate as a going-concern and its future prospects are positive, and therefore the liquidation price is not a relevant figure.

•	Prior Purchase Prices. Purchase prices paid in prior acquisitions of Shares of the Company were not deemed relevant, as no Shares have been acquired by the Telefónica Group since 2004.

The Telefónica Group is not aware of any firm offers by unaffiliated persons with respect to the Company in the past two years.

The following paragraphs amend and replace the last paragraph in the section of the Offer to Purchase entitled “Special Factors — Fairness of the Offers.”

“If the Offers are successful, then upon completion Bidders would own a minimum of 75% and a maximum of 100% of the issued and outstanding shares of the Company. Accordingly, former holders of Shares and ADSs that have been tendered and purchased pursuant to the Offers would not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have the right to vote on the Company’s corporate matters. However, former Shareholders will not face the risk of losses generated by the Company’s operations or a decline in the value of the Company after the completion of the Offers. Further, unaffiliated Shareholders who do not tender their Shares and/or ADSs may encounter a reduced public market for their Shares and/or ADSs for the following reasons: (i) upon completion of the Offers, the number of Shares available and publicly traded will likely be reduced, which could adversely affect the liquidity and market value of the remaining Shares and (ii) if permitted by applicable laws and rules of U.S. authorities and the stock exchanges, and depending on the level of acceptance of the Offers, the Telefónica Group intends to cause the Company to (a) delist the ADSs from the New York Stock Exchange, (b) suspend the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until termination of registration thereunder, (c) terminate the registration of the Shares and ADSs under the Exchange Act and (d) terminate the Company’s ADS facility, which may result in the ADSs ceasing to trade even in the over-the-counter market and quotations therefor may not be obtainable. See “The U.S. Offer — Section 6 — Certain Tax Considerations” for a discussion of the tax consequences of the U.S. Offer.

Pursuant to Chilean law, each individual member of the Board of Directors of the Company must express in writing his reasoned opinion as to whether the Offers could be in the interest of the Shareholders. Chilean law does not require each individual member to recommend that shareholders accept or reject the Offers. Furthermore, Chilean law only contemplates the delivery of a reasoned opinion by each member of the Board of Directors of the Company and does not contemplate a recommendation of the Board of Directors of the Company, acting as such, that the Shareholders accept or reject the Offers. Therefore, the Board of Directors of the Company, acting as such, has not expressed an opinion and remains neutral with respect to the Offers. However, each member of the Board of Directors of the Company and two of the Company’s alternate directors who are not obligated by Chilean law to provide a recommendation, Carlos Díaz Vergara and Benjamín Holmes Bierwirth, each acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers might be of interest to the Shareholders.

As set forth in the Schedule 14D-9 filed by the Company on September 30, 2008, each of the Company, the Board of Directors of the Company and the two alternate directors of the Company understand that no director of the Company intends to tender, sell or hold ADSs or Shares and that certain executive officers of the Company intend to tender to the Purchaser all ADSs or Shares held by such executive officers pursuant to the Offers.

As of this date, to the Bidders’ knowledge, a majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the Offer.”

Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers

The fourth paragraph of this subsection is hereby amended and restated as follows:

“Chilean law requires any person, after acquiring two-thirds or more of the voting power, to commence a subsequent tender offer for all remaining shares of the Company within 30 days following the acquisition of such control. If required by Chilean law, Purchaser intends to launch such a subsequent tender offer in Chile and in the United States. As of the date of this Supplement, the Bidders have not made any decision as to whether any such subsequent tender offer would include ADS holders. Bidders may not include ADS holders to allow for the termination of the ADR program, which is one of the Bidders’ objectives upon consummation of the tender offer. Should Bidders terminate the ADR program, ADR holders wishing to participate in any subsequent tender offer would have the ability to do so by obtaining the Series A Shares underlying the ADSs and tendering such shares directly.

Furthermore, the U.S. rules applicable to any such subsequent offer may be different than the U.S. rules governing the U.S. Offer, as a subsequent offer may qualify for Tier I exemption pursuant to Rule 14d-1(d)(c) under the Exchange Act, which provides relief from certain requirements of the Exchange Act if certain conditions are satisfied in a tender offer for the securities of a foreign private issuer.”

Certain Effects of the Offers

Participation in Future Growth.

This subsection entitled “Participation in Future Growth” of the section of the Supplement entitled “Special Factors — Certain Effects of the Offers” is hereby amended and supplemented by including the following as the second paragraph of such subsection:

“Although Telefónica’s current economic interests in the net book value and net earnings of the Company is 44.9%, for accounting purposes, in accordance with International Financial Reporting Standards (“IFRS”) Telefónica consolidates the Company by the full integration method. Therefore, there will not be any significant effect on Telefónica’s books from a reporting perspective. However, to the extent that the Telefónica Group’s interest in the Company could increase up to 100%, there will be a corresponding increase in the Telefónica Group’s economic interest in the net book value of the Company from U.S. $490.7 up to U.S. $1,093.1 million (calculated in accordance with IFRS and with the exchange rate on September 30, 2008).”

Appraisal Rights

The first paragraph of this subsection is amended and restated as follows:

“Chilean corporations law does not provide for appraisal rights in connection with tender offers. However, pursuant to Chilean corporations law, if Purchaser gains possession of two-thirds or more of the Shares, Purchaser will be obligated to extend a second tender offer for any outstanding Shares not already owned by Purchaser. The price to be offered in any such subsequent mandatory tender offer may not be inferior to the price equal to the average trading price of the Shares over the two months preceding such subsequent tender offer (the “Minimum Price”). The Minimum Price will likely be lower than the offer price in the Offers. If required by Chilean law, Purchaser intends to launch such a subsequent tender offer in Chile and in the United States.”

The third paragraph under this subsection is amended to include the following as the last sentence of the paragraph:

“The Bidders have no plans currently to take any of the actions listed above which would provide for appraisal rights to any objecting shareholders.”

Risks of Tendering Shares in the Chilean Offer Instead of the U.S. Offer

U.S. holders of Shares may elect to tender their Shares into the Chilean Offer instead of the U.S. Offer. ADSs may only be tendered into the U.S. Offer. Although the terms and conditions of the U.S. Offer and the Chilean Offer are substantially similar, because of differences in law and market practice between the United States and Chile, the rights of tendering holders pursuant to the U.S. Offer and the Chilean Offer are not identical.

While Bidders intend to have the Offers expire at the same time, due to differing regulations under Chilean and U.S. regulatory schemes, the Offer periods may expire at different times under certain circumstances. Chilean laws governing the withdrawal rights and appraisal rights of tendering holders also are different from U.S. laws governing such rights. U.S. Holders intending to tender their Shares into the Chilean Offer should refer to Annex C to the Offer to Purchase for the procedure for tendering into the Chilean Offer, which differs from the procedures for tendering Shares into the U.S. Offer, and should refer to the Chilean Prospecto for information regarding the appraisal and withdrawal rights in the Chilean Offer.

An English translation of the Chilean Prospecto is attached as Exhibit (a)(10) to the Offer to Purchase, but such translation, as is the case with respect to any and all translated documents filed pursuant to the U.S. Offer, is for informational purposes only and U.S. Holders who wish to tender their Shares into the Chilean Offer should consult the original Spanish documents filed with the SVS in Chile. Further, press releases and announcements may be made in Chile but not made in the U.S. and may not be translated into English and filed with the Commission. Furthermore, the Chilean Offer is not subject to U.S. tender offer rules and the benefits thereof that would not be available to U.S. Holders tendering Shares into the Chilean Offer.

Bidders are offering to pay to U.S. Holders who tender into the U.S. Offer the U.S. dollar equivalent of Ch$1,100 per Series A Share, Ch$990 per Series B Share and Ch$4,400 per ADS. Shares tendered pursuant to the U.S. Offer and accepted for payment will be converted into U.S. dollars using the Official Exchange Rate published on the Expiration Date. However, U.S. Holders who tender into the Chilean Offer will be paid the above referenced purchase price in Chilean pesos and not U.S. dollars. Furthermore, it is possible that, due to requirements of applicable law or market practice, holders of Shares tendering in the Chilean Offer will be paid either before or after holders tendering Series A Shares, Series B Shares and/or ADSs in the U.S. Offer, although the price paid per share will be the same. In addition, it is recommended that U.S. Holders wishing to tender in the Chilean Offer consult their tax advisor as there may be different tax consequences in the Chilean Offer not contemplated in this Offer to Purchase.

THE U.S. OFFER

1. Terms of the U.S. Offer

The discussion set forth in the section “The U.S. Offer — Section 1 — Terms of the U.S. Offer” of the Offer to Purchase is hereby amended and supplemented as follows:

The U.S. Offer Price offered pursuant to the U.S. Offer has been increased to 1,100 Chilean pesos per Series A Share, 990 Chilean pesos per Series B Share and 4,400 Chilean pesos per ADS. All stockholders whose Shares and/or ADSs are validly tendered and not withdrawn and accepted for payment pursuant to the U.S. Offer (including Shares and ADSs tendered prior to the date of this Supplement) will receive the increased U.S. Offer Price. The expiration date has been extended until 11:00 p.m., New York City time, on October 30, 2008, unless the Purchaser extends the period during which the U.S. Offer is open.

This Supplement and the related revised ADS Letter of Transmittal, Form of Acceptance and ADS Notice of Guaranteed Delivery and all other relevant materials will be mailed by the Purchaser to record holders of the Shares and ADSs and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment

The first sentence of the section of the Offer to Purchase entitled “The U.S. Offer — Section 2 — Acceptance for Payment” is hereby amended and restated as follows:

“Upon the terms and subject to the conditions of the U.S. Offer, Purchaser will accept for payment and pay for the Shares and ADSs validly tendered prior to the Expiration Date and not properly withdrawn, and promptly after the later of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions set forth in “The U.S. Offer — Section 12 — Certain Conditions of the U.S. Offer” and in any case pursuant to applicable Chilean law or practice.”

3. Procedure for Accepting the U.S. Offer — Holders of Shares

Procedures for accepting the U.S. Offer in respect of all or any portion of a stockholder’s Shares and/or ADSs are set forth in the section “The U.S. Offer — Section 3 — Procedures for Accepting the U.S. Offer — Holders of Shares” of the Offer to Purchase. Stockholders tendering Shares may either use the original Form of Acceptance that was distributed with the Offer to Purchase or the revised Form of Acceptance distributed with this Supplement and, in either case, will receive 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, upon the terms and subject the conditions of the U.S. Offer.

The discussion set forth in the section entitled “The U.S. Offer — Section 3 — Procedure for Accepting the U.S. Offer — Holder of Shares” of the Offer to Purchase is amended and supplemented as follows:

U.S. Holders of Shares may tender their Shares into the Chilean Offer pursuant to the directions in Annex C to the Offer to Purchase. However, there are important aspects to consider if a U.S. Holder tenders into the Chilean Offer rather than the U.S. Offer. See “Special Factors — Risks of Tendering into the Chilean Offer.”

4. Procedures for Accepting the U.S. Offer — Holders of ADSs

Procedures for accepting the U.S. Offer in respect of all or any portion of your ADSs are set forth in the section “The U.S. Offer — Section 4 — Procedures for Accepting the U.S. Offer — Holders of ADSs” of the Offer to Purchase. Stockholders tendering ADSs may either use the original ADS Letter of Transmittal or ADS Notice of Guaranteed Delivery that were distributed with the Offer to Purchase or the revised Letter of Transmittal or ADS Notice of Guaranteed Delivery distributed with this Supplement and, in either case, will receive 4,400 Chilean pesos per ADS, upon the terms and subject to the conditions of the U.S. Offer.

5. Withdrawal Rights

The withdrawal rights pursuant to the U.S. Offer are set forth in the section “The U.S. Offer — Section 5 — Withdrawal Rights” of the Offer to Purchase.

6. Certain Tax Considerations

The tax considerations of the U.S. Offer are set forth in the section “The U.S. Offer — Section 6 — Certain Tax Considerations” of the Offer to Purchase.

7. Price Range of Shares and ADSs; Dividends

The discussion set forth in the section “The U.S. Offer — Section 7 — Price Range of Shares and ADSs; Dividends” of the Offer to Purchase is amended and supplemented as follows:

Price Range of Shares.  The following table sets forth, for the periods indicated, the quarterly high and low closing prices of the Shares in Chilean pesos as reported by the Santiago Stock Exchange; The following information reflects nominal Chilean peso amounts as of the trade dates and has not been restated in constant Chilean pesos.

	Ch$ per Share
	High		Low
	Series A	Series B	Series A	Series B

Fiscal Year Ending December 31, 2008
First Quarter	969	900	751	785
Second Quarter	994	880	745	660
Third Quarter	992	884	705	630

On September 11, 2008, the last full trading day on the Santiago Stock Exchange prior to the public announcement of the original Offers, the reported closing sales price of the Shares on the Santiago Stock Exchange was Ch$801 per Series A Share and Ch$700 per Series B Share. On September 16, 2008, the last full trading day on the Santiago Stock Exchange prior to the date of the Offer to Purchase, the reported closing sales price of the Shares on the Santiago Stock Exchange was approximately Ch$982.86 per Series A Share and Ch$884 per Series B Share. On October 10, 2008, the last full trading day on the Santiago Stock Exchange prior to the announcement of the increase in the U.S. Offer Price, the reported closing sales price of the Shares on the Santiago Stock Exchange was approximately Ch$900 per Series A Share and Ch$880 per Series B Share. Holders are urged to obtain current market quotations for the Series A Shares and Series B Shares.

Price Range of ADSs.  The following table sets forth, for the periods indicated, the quarterly high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

	US$ per ADS
	High	Low

Fiscal Year Ending December 31, 2008
First Quarter	8.62	6.61
Second Quarter	9.20	5.68
Third Quarter	7.44	5.32

On September 11, 2008, the last full trading day on the NYSE prior to the public announcement of the original Offers, the reported closing sales price of the ADSs on the NYSE was U.S.$5.98 per ADS (or Ch$3,177, based on the Observed Exchange Rate on September 11, 2008) per ADS. On September 16, 2008, the last full trading day on the NYSE prior to the date of the Offer to Purchase, the reported closing sales price of the ADSs on the NYSE was U.S.$7.17 (or Ch$3,817) per ADS. On October 10, 2008, the last full trading day on the NYSE prior to the date of the announcement of the increase in the U.S. Offer Price, the reported closing sales price of the ADSs on the NYSE was U.S.$5.60 (or Ch$3,421, based on the Observed Exchange Rate on October 10, 2008) per ADS. Holders are urged to obtain current market quotations for the ADS.

8. Certain Information Concerning the Company

The discussion set forth in the section “The U.S. Offer — Section 8 — Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and supplemented as follows:

Financial Information.  For a summary of significant differences between Chilean GAAP and U.S. GAAP, including the impact of such differences on the Company’s net income and shareholders’ equity, see Section I of Note 37 to the Audited Consolidated Financial Statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and included herein as Annex D.

Exchange Rates.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. The following table sets forth the annual high, low, average and year-end Observed Exchange Rate for United States dollars for each year starting in 2008 as reported by the Central Bank of Chile.

Observed Exchange Rates of Ch$ per US$1.00

Year	Low(1)	High(1)	Average(2)	Year-end

2008 (through September 30, 2008)	431.22	552.47	483.37	552.47

Source: Bloomberg L.P.

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(2)	The average of monthly average rates during the period.

The Observed Exchange Rate applicable on October 10, 2008 was Ch$610.86 = U.S.$1.00.

9. Certain Information Concerning the Telefónica Group

General information regarding the Telefónica Group is set forth in the section “The U.S. Offer — Section 9 — Certain Information Concerning the Telefónica Group” of the Offer to Purchase.

10. Source and Amount of Funds

The discussion set forth in the section “The U.S. Offer — Section 10 — Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented as follows:

The U.S. Offer is not conditioned upon any financing arrangements. The amount of funds required to purchase in the Offers all of the outstanding Shares and ADSs not already owned by TICSA and to pay related fees and expenses is expected to be approximately Ch$575,610 million or U.S.$942 million, based on the Observed Exchange Rate on October 10, 2008.

The funds to be used by Purchaser to purchase tendered securities and pay expenses in connection with the Offers will be provided by TICSA, a 99.999999% indirect subsidiary of Telefónica and the Chilean parent company of Purchaser. These funds will come from one or more of the following sources: (i) the cash available in TICSA, (ii) the purchase by Telefónica of an intercompany receivable from TICSA and (iii) an intercompany loan granted by Telefónica Internacional, S.A. (“TISA”), a wholly owned subsidiary of Telefónica, to TICSA.

As of the date hereof, no new loan agreements with any third party have been entered into in connection with the Offers.

11. Effect of the Offers on the Market for the Shares and ADSs; Exchange Act Registration

A discussion of the effect of the Offers on the market for the Shares and the ADSs and their Exchange Act registration is set forth in the section “The U.S. Offer — Section 11 — Effect of the Offers on the Market for the Shares and ADSs; Exchange Act Registration” of the Offer to Purchase.

12. Certain Conditions of the U.S. Offer

The discussion of the certain conditions of the U.S. Offer is set forth in the section “The U.S. Offer — Section 12 — Certain Conditions of the U.S. Offer” of the Offer to Purchase is hereby amended and supplemented as follows:

The condition under subsection (d)(2) of this Section is hereby amended and restated by changing the maximum decline allowed from 25% to 37.5% as follows:

“any decline in the Indice de Precios Selectivos (“IPSA”) greater than 37.5% measured during the duration of the Offers;”

This Section is further amended by adding the following sentence to the end of the last paragraph under this Section:

“The transaction is not conditioned upon approval of at least a majority of unaffiliated security holders of the Company.”

13. Certain Legal Matters; Regulatory Approvals

A discussion of certain legal matters and regulatory approvals is set forth in the section “The U.S. Offer — Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

14. Fees and Expenses

A discussion of the fees and expenses set forth in the third and fourth paragraphs in the section of the Offer to Purchase entitled “The U.S. Offer — Section 14 — Fees and Expenses” is hereby amended and supplemented as follows:

Purchaser has agreed to pay Santander Investment S.A. Corredores de Bolsa reasonable and customary compensation for its services as financial advisor, a portion of which is contingent upon the consummation of the Offers. In addition, Purchaser has agreed to indemnify the Financial Advisor and its affiliates against certain liabilities, and to reimburse Financial Advisor up to a certain amount for its reasonable out-of-pocket expenses in connection with the Offers. The Financial Advisor and its affiliates have performed and perform from time to time, in the ordinary course of business, various investment and/or commercial banking services for the Telefónica and its affiliates, including investment banking, debt capital markets, credit and financing transactions, derivatives and risk management, transaction banking and corporate trust services. During the last two years, the Financial Advisor or its affiliates acted as arranger or underwriter in 7 financing transactions exceeding U.S.$200 million for Telefónica or one of its affiliates, for which it received customary fees.

In the ordinary course of business, the Financial Advisor and its affiliates may actively trade Shares or ADSs of the Company and equity or debt securities of Telefónica and its affiliates for their own accounts and for the accounts of their customers and accordingly may hold a long or short position in such securities.

It is estimated that the expenses incurred by Purchaser in connection with the U.S. Offer will be approximately as set forth below:

Advertising	US	$250,000
Depositary Fees		$125,000
Legal Fees and Related Expenses		$600,000
Financial Advisor, Filing Fees and Related Expenses		$2,000,000
Printing, Mailing and Distribution Expenses		$200,000
Miscellaneous		$50,000
Total	US	$3,225,000

15. Forward-Looking Statements

A discussion of forward-looking statements is set forth in the section “The U.S. Offer — Section 15 — Forward-Looking Statements” of the Offer to Purchase.

16. Miscellaneous

The discussion set forth in the section “The U.S. Offer — Section 16 — Miscellaneous” of the Offer to Purchase is hereby amended and supplemented as follows:

Telefónica and Purchaser have filed with the Commission amendments to the Tender Offer Statement on Schedule TO furnishing additional information with respect to the Original U.S. Offer, and may file further amendments thereto with respect to the U.S. Offer. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the same manner as described in Section 8 of the Offer to Purchase with respect to information concerning the Company.

Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the U.S. Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised Form of Acceptance and the revised ADS Letter of Transmittal.

Inversiones Telefónica Internacional Holding Limitada

October 21, 2008

Annex D

Note 37.	Description of Differences Between Chilean and United States Generally Accepted Accounting Principles from Compañia de Telecomunicaciones de Chile S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed on May 7, 2008.

The Company prepared its consolidated balance sheets as of December 31, 2006 and 2007, respectively, and its consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, included in its 20-F filing for the year ended December 31, 2007, in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”) with a reconciliation to net income for each of the three years in the period ended December 31, 2007, and a reconciliation to shareholders’ equity as of December 31, 2006 and 2007, respectively, derived from applying accounting principles generally accepted in the United States of America (“US GAAP”). This presentation is in accordance with Item 18 of Form 20-F.

I.	Differences in measuring methods

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Chile, which differ in certain respects from US GAAP.

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end. As allowed pursuant to the rules and regulations for Form 20-F, the reconciliation included herein of consolidated net income, other comprehensive income and shareholders’ equity does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

Under Chilean GAAP, in accordance with Technical Bulletin 64 (BT 64), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable countries), and that are not considered to be an extension of the parent Company’s operations, must be remeasured into US dollars. The Company has an equity method investment in the Brazilian TBS Celular Participación S.A., the Company remeasured this foreign equity-investee into US dollars under this requirement as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders equity are translated at historical rates of exchange between the US dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

•	The effects of any exchange rate fluctuations are included in the results of operations for the period.

Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the US dollar are reflected in equity in the account “Cumulative Translation Adjustment”; as the foreign investment itself is measured in US dollars.

In the opinion of the Company and under the exemption allowed for Technical Bulletin 64 by the AICPA International Task Force, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is permitted for Form 20-F and considered appropriate under the inflationary conditions that have historically affected the Chilean economy and. accordingly, are not eliminated in the reconciliation to US GAAP.

a)	Technical revaluation of Property, Plant and Equipment

As mentioned in Note 2(k) to the Chilean GAAP financial statements, in accordance with standards issued by the SVS in 1986, the property, plant and equipment of the Company subject to such regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and depreciation. Under US GAAP, such revaluations are not permitted. The effects of the reversal of this revaluation net of the accumulated depreciation, as well as of the related depreciation expense for the years are shown under paragraph (o) below.

b)	Investments in Debt and Equity Securities

Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under US GAAP, securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with realized and unrealized gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders’ equity. Securities classified as held-to-maturity are carried at amortized cost. The effects of the reversal of the unrealized losses that were considered to be temporary and the recording of the unrealized gains on available- for-sale securities which are recorded in equity in US GAAP for each year are included in paragraph (o) below.

c)	Deferred Income Taxes

(i)	Complementary Accounts

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants and its related amendments. Recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability had been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. The effects of the differences, primarily related to the amortization of the complementary account are included under paragraph (o) below.

(ii)	Deferred tax effects of US GAAP adjustments

Under US GAAP, companies must account for deferred taxes in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles: (a) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards; (b) the measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated; and (c) the measurement of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years under currently enacted tax rates as a result of temporary differences at the end of the current year.

Certain US GAAP adjustments generate temporary differences and related tax effects which are included in paragraph (o) below.

(iii)	Adoption of FASB Interpretation No. 48

During 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Under Chilean GAAP, the Company recorded a provision for uncertainties in tax positions of Ch$5,487 million. As a result of implementing FIN 48, no material adjustment in the provision for uncertainties in tax positions was recognized. The Company and its subsidiary recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company potentially is subject to income tax audits in Chile until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

ThCh$

Balance as of January 1, 2007	6,046,382
Additions for tax positions of prior periods	941,002
Settlements	(1,500,100)
Balance at December 31, 2007	5,487,284

d)	Capitalization of finance costs

(i)	Capitalization of interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. Until the end of 2002, all debt of the Company was considered directly associated with construction projects. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. In 2003 under Chilean GAAP, the Company has discontinued capitalizing interest on its construction in progress due to the lack of incurrence of new debt which could be associated with such construction and the short-term nature of the items currently being included in the construction in progress category. Under US GAAP. capitalization of interest is required for the interest which could be avoided should expenditures for the associated assets have not been made. Since 2003 the Company continues to capitalize interest under US GAAP only.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (o) below.

(ii)	Foreign currency exchange differences

Under US GAAP, the Company reverses those amounts previously capitalized related to foreign currency exchange gains and losses on foreign currency borrowings related to construction for purposes of reconciling to US GAAP.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (o) below.

e)	Staff Severance Indemnities

(i)	Prior Service Cost

Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans created in year 1987 were charged to income upon adoption.

Under US GAAP, the prior service cost, under Statement of Financial Accounting Standards 87 is deferred and is amortized into income over the expected working life of the employee. With the adoption of Statement of Financial

Accounting Standards No. 158 (SFAS 158), “Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” as described in part II of Note 37 under paragraph (l), the Company recorded the unamortized amount as a component of the ending balance of accumulated other comprehensive income, net of tax.

The effects of the deferral and the corresponding amortization for the years shown, as well as the adoption of SFAS 158, are included under paragraph (o) below.

(ii)	Staff Severance Indemnities under Chilean GAAP

Under the Company’s employment contracts and collective bargaining agreements, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until November 30, 2004 the Company determined those obligations using the present value method, based on the current salaries and estimated average service life of each employee at year-end, and applying a discount rate of 7%.

Starting December 2004 the Company changed its estimation for staff severance indemnities by incorporating certain additional variables through an actuarial valuation. Variables such as workforce rotation, average salary increases, workforce mortality and average service life as underlying assumptions. Costs for past services of employees, resulting from these changes in assumptions, are deferred and amortized over the employees’ estimated average remaining service periods.

During 2006, the Company changed the discount rate from 7% to 6% as describe in Note 3 (i) to the financial statements. The cost for past services of employees, resulting from this additional change in assumption, is deferred and amortized over the employees’ estimated average remaining service periods.

(iii)	Staff Severance Indemnities under US GAAP

Under US GAAP, staff severance indemnities have always been recorded in accordance with SFAS No. 87, “Employer’s Accounting for Pensions” using the projected benefit obligation method. The assumptions used correspond to the valuation under Chilean GAAP, with the difference that until December 31, 2005, a discount factor of 5.5% was applied. As of December 31, 2006, under US GAAP a discount factor of 6% is applied, equal to the treatment under Chilean GAAP. The Company has elected to recognize its actuarial gains and losses immediately under US GAAP. The effects of the elimination of the transitional assets and the differences in the discount rate for the year ended December 31, 2005, and of the elimination of the transitional assets for the year ended December 31, 2006, are included under paragraph (o) below.

f)	Derivatives

As described in Note 30 to the financial statements, the Company uses derivative instruments to manage exposures to foreign currency and interest rate risk. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of these exposures. The effects of the adjustments for financial derivatives are mainly related to cross currency interest rate swap contracts for the three years in the period ended December 31, 2007. The embedded derivatives are quantified as a separate adjustment in the reconciliation. Both adjustments are included in paragraph (o) below.

(i)	Forward exchange contracts:

The Company has forward exchange contracts between the US dollar and Chilean peso and US dollar and the UF, which correspond to expected transactions or to existing assets and liabilities. Under Chilean GAAP, forward exchange contracts related to expected transactions are recorded at fair value with mark to market adjustments recorded as unrealized gains on the balance sheet with no income statement effect and any unrealized loss in the income statements. Forward exchange contracts related to existing assets and liabilities are recorded at fair value with mark to market adjustments recorded as unrealized gains and losses on the balance sheet with no income statement effect. Under US GAAP, these forward exchange contracts are valued at fair value with changes in fair value recognized in income, whether they represent unrealized gains or unrealized losses.

(ii)	Cross currency interest rate swaps:

The Company entered into cross-currency interest rate swaps as hedges of its debt denominated in US dollars. These swaps hedge both, currency risk and interest rate risk. Under Chilean GAAP, the unrealized gain and loss associated with these contracts was deferred. Under US GAAP, these contracts do not qualify for hedge accounting because they do not meet hedge accounting requirements under SFAS No. 133, therefore mark to market adjustments are also charged to income.

(iii)	Embedded derivatives:

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not analyzed and accounted for in the Company’s Chilean GAAP financial statements. For US GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flow or the value of other exchanges required by the contract in a manner similar to a derivative instrument are required to be bifurcated from the host contract and accounted for at fair value.

g)	Goodwill

Under Chilean GAAP up through December 31, 2003, the Company recorded goodwill or negative goodwill for the difference between the purchase price and the carrying value of assets acquired and liabilities assumed. As of January 1, 2004 Technical Bulletin No. 72 (“BT 72”) of the Chilean Institute of Accountants became effective. The bulletin requires the assets acquired and liabilities assumed to be recorded at fair value and the excess of the purchase price of the investment over the fair value of assets acquired and liabilities assumed to be recorded as goodwill. Under BT 72 goodwill resulting from business combinations is amortized on a straight-line basis over a maximum period of 20 years. Under US GAAP, assets acquired and liabilities assumed are recorded at their fair values. Any excess of the cost of an investment over the fair values of assets acquired and liabilities assumed is recorded as goodwill. In the opinion of the Company, the book value of any assets acquired or liabilities assumed has not materially differed from their fair values in any transaction recorded under purchase accounting in previous periods.

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets” (SFAS No. 142) the Company no longer amortizes goodwill, instead goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level annually. The Company has performed the annual impairment tests of goodwill required by the standards, which did not result in any impairment adjustment during the periods presented other then the impairment in the following paragraph. The adjustment presented in paragraph (o) below reverses the effects of the amortization of goodwill recorded under Chilean GAAP. During the year 2006, as explained in Note 13 Footnote 1, the Company recorded an impairment loss related to the goodwill of its subsidiary Tecnonáutica S.A. Under US GAAP, due to the higher unamortized book value, the Company recorded a higher charge to income, which is also reflected in the adjustment presented in paragraph (o) below.

h)	Minimum dividend

As required by Law No. 18.046, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income under Chilean GAAP generated during the respective year. Since the payment of these dividends is a legal requirement in Chile, an accrual for US GAAP purposes should be made to recognize the corresponding decrease in shareholders’ equity at each balance sheet date. Under Chilean GAAP, the Company records these dividends when they have received the approval of the shareholders during a shareholders’ meeting usually held in April of the following year. The effects as of December 31, 2006 and 2007 on consolidated shareholders’ equity are shown in the reconciliation in paragraph (o) below.

i)	Revenue Arrangements with Multiple Deliverables

Under Chilean GAAP, revenue is generally recognized as services are performed or products are delivered based on the specified contractual price. Under US GAAP, the Company adopted EITF 00-21 “Revenue Arrangements with Multiple Deliverables” on January 1, 2004. Certain of the contracts of the Company contain “multiple elements” as defined in the literature. These contracts primarily comprise those of the subsidiary Telefónica Empresas S.A., which is in the business of providing voice and internet data service to corporate customers. Contracts in this business may include equipment sales, equipment rentals, set-up/installation fees, and/or service and maintenance fees. As there is objective and reliable evidence of fair value of all delivered and undelivered items in an arrangement, the total consideration is allocated to the separate units of accounting based on their relative fair values (“relative fair value method”), which approximate the contractually stated prices. The services specified in the arrangement are performed continuously over the term of the contract (and any subsequent renewals). The Company therefore defers and recognizes the set-up fees over the life of the estimated customer relationship in accordance with US GAAP.

Starting in 2005, the Company’s accounting under Chilean GAAP for revenue arrangements with multiple deliverable complies with the provisions of EITF 00-21. The previous periods’ adjustments to income are included in paragraph (o) below.

j)	Cost adjustment for certain property, plant and equipment

The Company, as part of its real estate construction-in-progress projects, enters into subcontracting agreements. As part of those agreements, certain cost adjustments may be charged back to the subcontractor. Under Chilean GAAP, back charges are recognized in non-operating income in the period they are collected. Under US GAAP, back charges to subcontractors are included in the determination of acquisition costs and should be applied to reduce contract costs to the extent collectible.

The effect of the adjustment arising from accounting under US GAAP for back charges and the reduction in depreciation related to the reduction of the fixed asset bases is presented in paragraph (o) below.

k)	Connection Fees and Installation Cost:

Under Chilean GAAP, until December 31, 2006 connection fees are recognized as revenues with its origination, and installation costs for fixed line services are capitalized in fixed assets. Starting 2007, connection fees are deferred over the average estimated customer relationship of 33 months.

Under US GAAP, until December 31, 2005, connection fees were recognized with its origination equal to the treatment under Chilean GAAP, and installation costs were expensed as incurred. Starting in 2006, these connection fees are deferred and taken to the income statement during the average estimated customer relationship period of 33 to 48 months, whereas installation costs are capitalized in fixed assets equal to Chilean GAAP.

As of December 31, 2005, the cumulative effect of the non-deferral of connection fees and installation costs was deemed immaterial, and no change was made to the Company’s prior period presentation. In accordance with Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the cumulative effect was corrected in 2006.

As a consequence, the reconciliation included in paragraph (o) below includes as of December 31, 2005, the reversal of the capitalization of installation costs and their associated depreciation, and as of December 31, 2006 and 2007, the deferral of connection fees received until December 31, 2006. For connection fees and installation cost incurred in 2007, there is no difference in the treatment under Chilean GAAP and US GAAP.

l)	Write-off of deferred financing costs

The Company redeemed a UF 3,992,424 series K bond on February 15, 2005. For Chilean GAAP purposes, the majority of the associated deferred financing costs and discount were written off during the year ended December 31, 2004 in the amount of ThCh$3,676,859. The amount written off was calculated assuming a remaining amortization period ending on the redemption date of February 15, 2005. This write off of the deferred financing costs and discount during 2004 is not permitted under US GAAP, as the related debt issuance costs and discount must be charged to expense in the period in which the early extinguishment takes place under Accounting Principles Board Opinion No. 26 “Early Extinguishment of Debt”. Accordingly, this generated a difference of ThCh$3,676,859 in net income and shareholders’ equity between Chilean GAAP and US GAAP, as shown in the reconciliations in paragraph (o) below.

m)	Restructuring costs

Compañía de Telecomunicaciónes de Chile S.A. made an offer to some employees to voluntarily terminate their working contracts with the Company. Related to this planned reduction of personnel, the Company made a provision of ThCh$2,223,814 as of December 31, 2005.

Under US GAAP, in accordance with SFAS 88, the recognition of a liability and a loss requires the acceptance of the offer by employees for a reliable estimation of the obligation. There was no acceptance of the offer by employees prior to January 1, 2006, therefore no provision was recognized.

n)	Amortization of Bond Discount

Under Chilean GAAP, the Company is deferring and amortizing the difference between par and placement value of bonds on a straight-line basis over the respective term of the instrument. According to US GAAP, the Company should apply the effective interest rate method to determine the amortization of the bond discount. The impact of not applying the effective interest rate method was deemed not significant, thus the Company did not record an adjustment related to this concept.

o)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to accounting principles generally accepted in the United States are as follows:

	For the Years Ending December 31.
				2007
	2005	2006	2007	ThUS$
	ThCh$	ThCh$	ThCh$	(Note 2)

Net income in accordance with Chilean GAAP	27,614,871	25,081,171	10,856,131	21,848

Technical revaluation of property. plant and equipment(a)	(51,560)	118,545	(184,284)	(371)
Deferred income taxes(c)
Complementary accounts	14,923,938	14,837,908	14,134,785	28,447
Deferred tax effects of US GAAP adjustments	(1,283,159)	(630,277)	(1,931,140)	(3,886)
Capitalization of finance costs(d)
Capitalization of interest	3,659,881	3,901,805	9,372,172	18,862
Capitalization of foreign currency exchange differences	433,830	433,830	433,830	873
Staff severance indemnities(e)
Prior service cost	(836,336)	(426,381)	(311,058)	(626)
Staff severance indemnities	1,786,071	4,419,937	1,442,586	2,903
Derivatives(f)
Financial derivatives	3,719,674	(4,021,233)	(444,604)	(895)
Embedded derivatives	(9,279)	—	—	—
Goodwill(g)	1,736,460	709,643	1,569,490	3,158
Revenue arrangements with multiple deliverables(i)	223,684	366,671	—	—
Cost adjustment for certain property, plant and equipment(j)
Elimination of back charges	(34,973)	(135,178)	(184,344)	(371)
Depreciation of fixed assets	86,240	91,838	99,880	201
Installation cost(k)	(474,150)	1,181,488	1,135,471	2,285
Write-off of deferred financing costs(l)	(3,676,859)	—	—	—
Restructuring costs(m)	2,223,814	(2,223,814)	—	—
Net income in accordance with US GAAP	50,042,147	43,705,953	35,988,915	72,428

	For the Years Ending December 31.
				2007
	2005	2006	2007	ThUS$
	ThCh$	ThCh$	ThCh$	(Note 2)

Other comprehensive income. net of tax:
Investments in debt and equity securities(b)	(774,114)	10,316	(12,806)	(26)
Prior service cost(e)		(258,179)	258,179	520
Cumulative translation adjustment on foreign investment	(514,321)	(569,380)	(762,270)	(1,534)

Comprehensive income in accordance with US GAAP	48,753,712	42,888,710	35,472,018	71,388

The adjustments required to conform shareholders’ equity amounts to US GAAP are as follows:

	As of December 31,
			2007
	2006	2007	ThUS$
	ThCh$	ThCh$	(Note 2)

Shareholders’ equity in accordance with Chilean GAAP	967,417,180	906,533,598	1,824,414

Technical revaluation of property. plant and equipment(a)
Positive adjustment to Fixed Assets	(17,909,068)	(17,661,302)	(35,543)
Accumulated Depreciation	17,762,213	17,608,867	35,438
Negative adjustment to Fixed Assets	10,711,196	10,508,665	21,149
Accumulated Depreciation	(6,788,264)	(6,864,437)	(13,815)
Investment in debt and equity securities(b)	15,823	394	1
Deferred income taxes(c)
Complementary accounts	(109,810,763)	(95,675,978)	(192,549)
Deferred tax effects of US GAAP adjustments	(893,159)	(2,874,557)	(5,785)
Capitalization of finance costs(d)
Capitalization of interest
Gross effect on Fixed Assets	20,973,313	28,343,830	57,041
Accumulated Depreciation	(4,871,989)	(2,870,334)	(5,776)
Capitalization of foreign currency exchange differences
Gross effect on Fixed Assets	(6,033,809)	(6,033,809)	(12,143)
Accumulated Depreciation	3,014,200	3,448,030	6,940
Staff severance indemnities(e)
Staff severance indemnities under US GAAP	(8,998,178)	(7,555,592)	(15,206)
Derivatives(f)
Financial derivatives	—	(444,604)	(895)
Goodwill(g)	7,798,310	9,367,800	18,853
Minimum dividend(h)	(13,773,318)	(5,113,188)	(10,290)
Cost adjustment for certain property. plant and equipment(j)
Gross effect on Fixed Assets	(999,068)	(1,183,538)	(2,382)
Accumulated Depreciation	179,565	279,571	562
Connection Fees and Installation cost(k)
Connection Fees	(1,802,068)	(666,597)	(1,341)

Shareholders’ equity in accordance with US GAAP	855,992,116	829,146,819	1,668,673

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2006 and 2007:

	As of December 31,
			2007
	2006	2007	ThUS$
	ThCh$	ThCh$	(Note 2)

Balance as of January 1	882,845,354	855,992,116	1,722,699
Minimum dividend(h)	(13,773,318)	(5,113,188)	(10,290)
Capital decrease	(43,175,352)	(48,815,012)	(98,241)
Other reserves decrease	(724,149)	724,149	1,458
Dividend declared and paid	(11,307,854)	(5,742,943)	(11,558)
Price-level restatement	(761,275)	(3,370,321)	(6,783)
Other comprehensive income, net of tax:
Cumulative translation adjustment	(569,380)	(762,270)	(1,534)
Unrealized gain on marketable securities, net of taxes(b)	10,316	(12,806)	(26)
Prior Service Cost(e)	(258,179)	258,179	520
Net income in accordance with US GAAP for the year	43,705,953	35,988,915	72,428

Balance at December 31	855,992,116	829,146,819	1,668,673

p)	Comprehensive Income

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” the Company reports a measure of all changes in shareholder’s equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income (loss) and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 2005, 2006 and 2007 (in thousands of constant Chilean pesos as of December 31, 2007):

	2005
	Effect of US GAAP
	Chilean GAAP	Unrealized		Accumulated
	Cumulative	(losses)	Deferred	Other
	Translation	on Marketable	Income	Comprehensive
	Adjustment	Securities	Tax	Income (loss)

Beginning balance	(1,406,008)	936,062	(159,130)	(629,076)
Credit (charge) for the year	(514,322)	(932,667)	158,553	(1,288,436)
Ending balance	(1,920,330)	3,395	(577)	(1,917,512)

	2006
	Effect of US GAAP
	Chilean GAAP	Unrealized			Accumulated
	Cumulative	(losses) Gains	Prior	Deferred	Other
	Translation	on Marketable	Service	Income	Comprehensive
	Adjustment	Securities	Cost	Tax	Income (loss)

Beginning balance	(1,920,330)	3,395	—	(577)	(1,917,512)
Credit (charge) for the year	(578,070)	12,428	(311,058)	50,767	(825,933)
Ending balance	(2,498,400)	15,823	(311,058)	50,190	(2,743,445)

	2007
	Effect of US GAAP
	Chilean GAAP	Unrealized			Accumulated
	Cumulative	Gains	Prior	Deferred	Other
	Translation	on Marketable	Service	Income	Comprehensive
	Adjustment	Securities	Cost	Tax	Income (loss)

Beginning balance	(2,498,400)	15,823	(311,058)	50,190	(2,743,445)
Credit (charge) for the year	(762,270)	(15,429)	311,058	(50,258)	(516,899)
Ending balance	(3,260,670)	394	—	(68)	(3,260,344)

Copies of the Form of Acceptance and the ADS Letter of Transmittal, properly completed and duly signed with original signatures will be accepted. Completed Forms of Acceptance, accompanied by título(s), a duly signed traspaso indicating the number of Shares, but with the date left in blank and a power of attorney to complete the traspaso and all other documents of title and transfer, should be delivered to the Share Depositary at the addresses set forth below. The ADS Letter of Transmittal, ADRs for the ADSs and any other required documents should be sent by each holder of the ADSs or his or her broker, dealer, commercial bank, trust company or other nominee to the U.S. Depositary at the addresses set forth below.

The Depositary for the ADSs in the U.S. Offer is:

Citibank, N.A.

By Mail:	By Hand/Overnight Courier:
Citibank, N.A.	Citibank, N.A.
Corporate Actions	Corporate Actions
P.O. Box 43035	250 Royall Street
Providence, RI 02940-3035	Canton, MA 02021

The Depositary for the Shares in the U.S. Offer is:

Santander Investment S.A. Corredores de Bolsa

By Mail:	By Hand/Overnight Courier:
Santander Investment S.A. Corredores de Bolsa	Santander Investment S.A. Corredores de Bolsa
c/o Citibank, N.A.	c/o Citibank, N.A.
Corporate Actions	Corporate Actions
P.O. Box 43035	250 Royall Street
Providence, RI 02940-3035	Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the related Form of Acceptance, ADS Letter of Transmittal, ADS Notice of Guaranteed Delivery and other tender offer materials may be obtained from the Information Agent. A holder of Shares and/or ADSs may also contact a broker, dealer, commercial bank or trust company or other nominee for assistance concerning the U.S. Offer. Copies of the opinions to be delivered by each member of the Board of Directors of the Company as required by Chilean law will be sent to the SVS, the Chilean Exchanges, the Company and the manager of the Chilean Offer. The opinions also will be made available at the offices of the Company.

The Information Agent for the U.S. Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005

Bankers and Brokers Call: (212) 269-5550
All Others Call Toll Free: (800) 859-8511